

May 24, 2013

<u>Via E-mail</u>
Gregory Sullivan
Chief Executive Officer
Security Devices International Inc.
1101 Pennsylvania Avenue NW
Washington, DC 20004

> **Re:** **Security Devices International Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 9, 2013**
> **File No. 333-187138**

Dear Mr. Sullivan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. We note your response to our comment 3 that U.S. investors' funds may be collected by the company prior to the closing of the offering, and we note your response to prior comment 10 that there will be no escrow of funds collected from United States purchasers. Please state explicitly on the cover page that the U.S. investors' funds will not be escrowed, disclose whether you intend to segregate the U.S. investors' funds from the company's own funds, and provide appropriate risk factor disclosure. Provide similar cover page and, if necessary, risk factor disclosure, as to whether U.S. investors' funds will be returned in the event that the Canadian minimum offering condition is not satisfied. Refer to Item 501(b)(8)(iii) of Regulation S-K.

2. We note your revisions in response to previous comment 4; however, in light of the fact that (1) you are registering the entire offering in the United States, and (2) the entire offering, including the offers and sales occurring in the U.S., is conditioned on a

minimum amount being sold in Canada, it appears that the Canadian placement agent may be participating in a distribution of the shares in the United States. Under Section 2(a)(11) of the Securities Act, the term "underwriter" may include any person who participates or has a direct or indirect participation in the distribution of a security. Thus, the limitation of the placement agent's selling efforts to Canada is not determinative as to whether the placement agent is an "underwriter" of the U.S. offering. Please provide a detailed legal analysis as to whether the placement agent should be considered an underwriter within the meaning of Section 2(a)(11), citing all authority on which you rely.

3.   Refer to our previous comment 7. Please note that a statement that the offering will terminate "not more than 180 days from the date of the filing of the final prospectus in Canada" is not sufficient to satisfy the requirement to disclose the specific date on which the offering will terminate. Please revise to disclose the specific date that the offering will terminate. See Rule 501(b)(8)(iii) of Regulation S-K. Also, please clarify how investors will be informed of any extension of the offering in the event the minimum offering condition is not satisfied within 90 days of the filing of a final prospectus in Canada or if an amendment to the final prospectus is filed in Canada.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sally Brammell at (202) 551-3779 or Mary Beth Breslin at (202) 551-3625 with any questions.

                  Sincerely,

                  /s/ Mary Beth Breslin for

                  Amanda Ravitz
                  Assistant Director

cc (via e-mail): Richard Raymer, Esq. – Dorsey & Whitney LLP